EXHIBIT 21

SUBSIDIARY OF UNIVERSAL SAFETY PRODUCTS, INC.

Name	Incorporated or formed in
Universal Safety Electric, Inc.	Texas
D-U Merger Sub, Inc.	Delaware
Universal DEFI, LLC	Nevada